Filed by Alberto-Culver Company
Pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:
Alberto-Culver Company
(Commission File No. 1-5050)

As previously announced, Alberto-Culver Company (“Alberto-Culver”) has entered into a definitive agreement with a fund managed by Clayton, Dubilier & Rice, Inc. (“CDR”) pursuant to which Alberto-Culver will separate its Consumer Products business and its Sally/BSG beauty supply distribution business into two separate, publicly-traded companies. Alberto-Culver has entered into an investment agreement among Alberto-Culver Company, New Aristotle Company, Sally Holdings, Inc., New Sally Holdings, Inc. and CDRS Acquisition LLC to effect such transaction. The investment agreement will be filed by Alberto-Culver in a Current Report on Form 8-K and is incorporated herein by reference.

Below is a transcript of a telephone conference call held with investors on June 19, 2006.

FINAL TRANSCRIPT

Jun. 19. 2006 / 10:30AM, ACV - Alberto-Culver Announces Plan to Split Consumer and Distribution Units Into Independent Public Companies

CORPORATE PARTICIPANTS

Wes Davidson

Alberto-Culver - VP Corp. Development, IR

Howard Bernick

Alberto-Culver - President, CEO

Jim Marino

Alberto-Culver Consumer Prod. Worldwide - President

Gary Winterhalter

Sally Beauty Co., Inc. - President

CONFERENCE CALL PARTICIPANTS

Bill Schmitz

Beutsche Bank - Analyst

Connie Maneaty

Prudential Equity Group - Analyst

Dara Mohsenian

JPMorgan - Analyst

Doug Rothschild

Scotia Capital - Analyst

Jason Gere

AG Edwards - Analyst

Elliott Schlang

Great Lakes Review - Analyst

Marianne Konas

- Analyst

Dave Sealy

Boston Company - Analyst

PRESENTATION

Operator

Thank you for standing by and welcome to the Alberto-Culver June 19th conference call. A replay of this conference will be available until Monday, July 17th beginning today at 2:30 PM Eastern Time. The call-in numbers are 888-203-1112 or 719-457-0820. Please enter a pin code of 406-6723. All lines will be muted during the broadcast. After the presentation there will be an opportunity to ask questions. (OPERATOR INSTRUCTIONS). Now at this time I’d like to turn the conference over to Wes Davidson, Vice President Corporate Development and Investor Relations.

Wes Davidson - Alberto-Culver - VP Corp. Development, IR

Thank you and good morning. I’ve been asked to remind you that the actual results with respect to any forward-looking statements that are made today might differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to materially differ are spelled out in our annual 10-Q and 10-K reports which I invite you to study.

Operator

Thank you, Mr. Davidson. And now at this time I’d like to introduce your host for today’s call, Howard Bernick, President and Chief Executive Officer of Alberto-Culver’s Company. Mr. Bernick, you may begin.

Howard Bernick - Alberto-Culver - President, CEO

Thank you very much, and good morning, everyone. I hope everyone had a good Father’s Day. I’m delighted to be hosting this call with Carol Bernick, Gary Winterhalter and Jim Marino this morning to discuss what we think is tremendous news for our businesses and for Alberto-Culver’s shareholders. The initiative we announced this morning puts both of our businesses in standalone publicly traded companies in a way that distributes significant dollars into the hands of our shareholders and at the same time permits our consumer and distribution entities to compete more effectively.

I’d like to recap the headline from today’s release which I hope you have all seen. Each shareholder will receive $25 per share special cash dividend plus 1 share each in both the consumer and beauty supplies distribution businesses via a tax-free spin-off of the consumer business. Clayton, Dubilier & Rice will invest $575 million to obtain a 47.5% equity stake in the beauty supplies distribution business, Sally, resulting in a transaction value, including $1.85 billion of debt, of approximately $3 billion including the 52.5% ownership of our shareholders.

Alberto-Culver will be a strategically focused consumer products company with $1.4 billion in sales and nearly $140 million in trailing 12-months pre-tax operating income and Sally Beauty Company will have $2.3 billion in annual sales and $244 million in trailing 12-months pre-tax operating income. Stepping back a bit, our formal corporate strategic planning process which was initiated in March of 2005 with the results presented to our Board of Directors last August led us to a number a significant proposals including the most important one of splitting our company into two pieces with consumer products being separated from Sally BSG.

What was behind our decision? First and most crucial, conflicts have developed increasingly over the years with Sally and BSG’s major vendors, also being Alberto-Culver’s consumer products archrivals, primarily Procter & Gamble and Lâ ™Oreal. And as Sally’s retail business grew there was increasing conflict with Sally trying to attract more and more customers from food stores, drugstores and mass merchandise customers of Alberto-Culver’s consumer products unit. Splitting the Company alleviates these channel conflicts and also allows each business to pursue the appropriate acquisitions which could very likely aggravate the channel conflicts even further if the status quo were maintained.

Both consumer products and Sally BSG have reached efficient size to be viable standalone entities and, perhaps most importantly, each also has a top-flight executive in place more than ready to serve as Chief Executive Officer. The contemplated spin merge of Sally BSG into Regis that we announced last January would have achieved this. But as you know, for a variety of reasons that transaction was not completed and the strategic issues just mentioned remained unsolved and we see today’s transaction as an even better one for our shareholders.

Catching up to the very recent past, the logic of splitting the Company remains strong and the Board was considering the mechanics of such a split when this opportunity was presented to bring a strong new private equity partner to an independent Sally while preserving Alberto consumer products as an independent standalone company as well. Following the transaction, which is subject to shareholder, retained regulatory and other approvals including receipt of a favorable IRS ruling, Alberto-Culver Company shareholders will receive a onetime special $25 per share cash dividend at an attractive time with historic low tax rates on dividends and this returns a huge amount of cash to our shareholders.

Shareholders will also receive 1 share of a new consumer products company for each ACV share held and consumer products will be 100% owned by existing ACV shareholders. And lastly, each shareholder will receive 1 share in the new Sally Beauty Company for each ACV share held. Our shareholders post transaction will own 52.5% of the new publicly traded Sally Beauty Company with the remaining 47.5% owned by an affiliate of Clayton, Dubilier & Rice.

Don Gogel, Dubilier’s CEO, met with us and actually first expressed an interest in acquiring Sally BSG back in 2000. And Don called us the day after the Regis deal was terminated and the final result is today’s announcement. Following the separation Gary Winterhalter will continue as President of Sally Beauty Company and will assume the Chief Executive Officer role and join the Sally Beauty Company Board of Directors. Sally Beauty Company Chairman, and really founder, Mike Renzulli has entered into a three-year consulting agreement through 2009 with Sally.

I am confident that Clayton, Dubilier & Rice will bring considerable additional strength to Sally. CD&R has had a particularly strong record of investment success with distribution and branded businesses operating in multi-location formats such as Hertz Rent-a-Car, Kinko’s, Culligan and Lexmark and they also have had experience in the beauty industry while they own JAFRA a direct sales company that was acquired from Gillette.

With this transaction our shareholders will, through their 52.5% ownership in Sally, continue to participate in the growth of Sally and its Beauty Systems Group with the added benefits that CDR can bring to these businesses. Post transaction the new Alberto-Culver will be a very strong and focused $1.4 billion in annual sales global branded consumer products company. Led by its well-known brands — Alberto VO 5, St. Ives, Tresemme, Nexxus, Motions and Soft & Beautiful as well as our strong portfolio of regional brands in the beauty and household categories — Alberto Culver will be net debt free, financially solid, have substantial cash flow and be focused 100% on the Company’s branded consumer products and that is where it all began over 51 years ago.

Carol Bernick will be continuing in her role as Executive Chairman of the Board of Alberto Culver Company. After the closing Jim Marino will become Alberto-Culver’s President and Chief Executive Officer and will also join the Alberto-Culver Board. He is currently President to Alberto-Culver consumer products worldwide and many of you have met Jim and been impressed with him during the past five months as he joined me in many of the IR activities in anticipation of his becoming CEO once our strategic direction was set.

Since 1994 Alberto-Culver consumer product sales have grown from $530 million to their current $1.4 billion run rate while pre-tax operating earnings have grown from $20 million to $140 million. This is a terrific accomplishment in a very competitive marketplace at very competitive times. And since 1980, which is a year I like to go back to, Sally has grown from 39 stores, $10 million in sales and $500,000 in pre-tax to the giant world leader that it is today under the able leadership of Mike Renzulli who we fondly refer to as the Sam Walton of the beauty supply industry and Gary Winterhalter who has been the strategist behind the growth in BSG and the development of Sally BSG. We all owe Mike Renzulli our thanks and gratitude for his many contributions and I want to mention that as well.

After a very rewarding 30-year career including 12 years as CEO, I will be retiring from my position and from the Alberto-Culver Board of Directors after the transaction is accomplished which is expected to be in December of 2006. I believe that both of our businesses are and will be in excellent hands and in strong positions after the separation. As you may know, we expect to be completing our 15th consecutive record sales and record earnings year at the end of this September and over that time period sales will have grown at a compound annual growth rate of nearly 11% while pre-tax operating earnings will have increased at a rate — at a 14% rate compounded annually, a record that we are very proud of and one that few companies have matched.

I want to recognize and express my gratitude to the officers of Alberto-Culver and our teams in Melrose Park; Denton, Texas and to the countless others at locations around the United States and around the world that deserve the credit for Alberto-Culver’s success. And as well as my fellow employees, I also want to personally thank our Board of Directors, customers, suppliers and shareholders for their support in helping to make Alberto-Culver what it is today.

In the Interim, I’m still serving as CEO and expect to be handling the same activities as I have been and from your perspective I hope to be hosting our third and fourth quarter 2006 conference calls with Jim Marino and Gary Winterhalter in the weeks and months ahead. I’d now like to thank you for listening. This is much more of a prepared talk than you’re used to hearing from me — and go on to the question-and-answer session part of the call if we may.

Although we are in different locations, I should say as we are in different locations, in addition to me on this, as mentioned we have Carol Bernick, Chairman of the Board; Jim Marino, President of Alberto-Culver Consumer Products Worldwide available in Melrose Park and; Gary Winterhalter, President of Sally Beauty, on the line in Denton, Texas. For that reason, as we go to the question-and-answer session, I would ask you to please specifically identify to whom you are addressing each of your questions or any that you may have. Thank you very much. May we please go to the question-and-answer session?

QUESTIONS AND ANSWERS

Operator

(OPERATOR INSTRUCTIONS). Bill Schmitz, Deutsche Bank.

Bill Schmitz - Beutsche Bank - Analyst

This is for Howard. Can you just talk a little bit about how you derive the different valuations for the different pieces? I know the bankers probably aren’t in the room, but can you just talk about some of the multiples you use and why you pick those and then the $25 dividend?

Howard Bernick - Alberto-Culver - President, CEO

Well, I don’t know the exact multiples, Bill, and that may be a little bit detailed for this type of call. But this puts a transaction value of $3 billion on Sally BSG which is about ten times its EBITDA. And we think that our consumer products business during the period after the Regis deal was announced, it appeared as though it was going to be trading in the 18 to $20 per share valuation. We think that the Sally shares, assuming there’s no reverse split, will trade in the 5 to $7 range and with the $25 dividend we see a combined value right around $50 a share for our shareholders.

Bill Schmitz - Beutsche Bank - Analyst

Great. That’s exactly what I was getting at. Thanks, Howard.

Operator

Connie Maneaty, Prudential Equity Group.

Connie Maneaty - Prudential Equity Group - Analyst

Good morning. I guess also for Howard or Jim Marino. I forget what the rules are on a tax-free spin-off. But on the consumer products side of the business, is there a time frame during which you could not spin off parts of Sally — I mean parts of consumer products? Say — let’s just hypothetically say you wanted to sell the food business. Are you limited for a time under these rules?

Howard Bernick - Alberto-Culver - President, CEO

I don’t think there’s any limit on selling a particular entity within AC consumer products. And we haven’t really focused on that because we like our businesses and we think they’re all profitable and growing. Jim may have some different perspectives on some of those and it will be up to him and our Board of Directors to make the final decision. But with regard to any tax implications on selling off a small unit which we don’t plan to do, I don’t know of any but I’m not a tax expert. Jim, do you have anything to add on that?

Jim Marino - Alberto-Culver Consumer Prod. Worldwide - President

Just to build upon that, there is no plan to divest ourselves anytime in the near future of any of our businesses. We believe we have a strong portfolio globally and hopefully we can build upon that through acquisition rather than divestiture.

Connie Maneaty - Prudential Equity Group - Analyst

Also a question on cash flow. What’s the split between the cash flow between the consumer products business and distribution?

Howard Bernick - Alberto-Culver - President, CEO

Well, I don’t have the exact numbers, Connie, but both of our businesses have been strong profitable cash flow generators and I believe that the Sally EBITDA is plus or minus $300 million, and the consumer products EBITDA is plus or minus $150 million. And Sally will have plenty of cash flow to service the debt that they are taking on comfortably and also continue to invest in new store openings, acquisitions and building the business.

Connie Maneaty - Prudential Equity Group - Analyst

Great. Thank you, Howard.

Howard Bernick - Alberto-Culver - President, CEO

You’re welcome.

Operator

(OPERATOR INSTRUCTIONS). Dara Mohsenian, JPMorgan.

Dara Mohsenian - JPMorgan - Analyst

Good morning. The first question is for Jim Marino. Can you discuss your cash flow priorities on the consumer side post this transaction?

Jim Marino - Alberto-Culver Consumer Prod. Worldwide - President

Can you be more specific, Dara?

Dara Mohsenian - JPMorgan - Analyst

Well, in between share repurchases, acquisitions which is the greater near-term priority in the consumer business?

Jim Marino - Alberto-Culver Consumer Prod. Worldwide - President

Certainly the number one priority in looking at it in that respect would be acquisition. We’d love to be able to complement our portfolio, particularly on the beauty side of the business, skin or hair. So that would be our number one priority.

Dara Mohsenian - JPMorgan - Analyst

And are there any timing restrictions on share repurchases post this transaction?

Howard Bernick - Alberto-Culver - President, CEO

I’m not positive about that. But we can get back to you.

Dara Mohsenian - JPMorgan - Analyst

Okay, that would be great. And then can you give us an update on how the Nexxus launch is performing so far?

Jim Marino - Alberto-Culver Consumer Prod. Worldwide - President

We feel very good about Nexxus up to date. We are right on schedule. We are meeting our targets. Our customers appear to be very pleased with our progress and we’re going to continue to invest behind the business, continue to grow the brand as we move forward.

Dara Mohsenian - JPMorgan - Analyst

Okay. And then Howard or Gary, on the Sally side, can you give us a sense for the status of the Wella and Sebastian brands on your BSG store shelves and if you believe they’ll return at some point?

Gary Winterhalter - Sally Beauty Co., Inc. - President

Dara, this is Gary. I do believe that they will return at some point. It’s possible that it’s not in all geographies at the same time but, yes.

Dara Mohsenian - JPMorgan - Analyst

Okay. And is that something you expect near-term over the next couple quarters or is it more of the longer-term?

Gary Winterhalter - Sally Beauty Co., Inc. - President

No, I expect it near-term.

Dara Mohsenian - JPMorgan - Analyst

Okay, thank you.

Operator

Doug [Rothschild], Scotia Capital.

Doug Rothschild - Scotia Capital - Analyst

The cash on the balance sheet I think is about $100 million of net cash at the end of the quarter, will that remain with the consumer products division or with Sally?

Howard Bernick - Alberto-Culver - President, CEO

Sally will be left with a certain fixed amount of cash to operate their business, but most of the cash that has been generated up through and to including the closing date will stay with consumer and as will the $120 million in debentures. And I believe that consumer will have net cash of approximately approaching $100 million after taking into account the debentures.

Doug Rothschild - Scotia Capital - Analyst

Thank you.

Operator

Jason Gere, AG Edwards.

Jason Gere - AG Edwards - Analyst

Two quick questions. One on the $1.85 billion that you’re borrowing. What was the interest rate that will be on that or is that something that we’ll see subsequently?

Howard Bernick - Alberto-Culver - President, CEO

That is something that you will see subsequently, Jason. But Clayton, Dubilier & Rice has arranged it and has a financing commitment arranged through Merrill Lynch.

Jason Gere - AG Edwards - Analyst

Okay. And then the second question. I assume before with the consumer and then on the distribution side there were some departments that might have been consolidated whether legal or tax. Can you talk about just the split going forward with two separate companies, who may be going to what and have you projected what type of additional unallocated expenses there might be with two separate companies?

Howard Bernick - Alberto-Culver - President, CEO

Everything has been projected and taken into account. There’s not going to be very many if any employees going from Chicago to Denton, Texas or vice versa. These businesses have been run very independently as certainly Sally BSG will need to develop some departments in the area of tax and perhaps some legal and Investor Relations to a greater extent than what they have, but generally it’s been a very separate and free stand-alone business and all of those numbers and so on are within our projections.

Jason Gere - AG Edwards - Analyst

Okay. And then just a last question. I assume that the dividend with the consumer piece will be ongoing?

Howard Bernick - Alberto-Culver - President, CEO

Well, I think we announced — I’m sure we announced in January at the time with the Regis deal that the consumer products dividend would be lower after the split because of course consumer products represent about a third to 40% of the total business and we have had 22 or 23 consecutive annual cash dividend increases. But remind me, Jim or Carroll, please, I think the plan was that the consumer dividend was going to be $0.16, but our Board has not discussed that at this time?

Jim Marino - Alberto-Culver Consumer Prod. Worldwide - President

I don’t think we’ve specified exactly what that dividend would be other than to say that it would obviously be lower since we would be a smaller corporation, but that we would analyze what would be appropriate for our shareholders as this thing is finalized and move forward from that standpoint.

Jason Gere - AG Edwards - Analyst

Okay, terrific. Thank you very much.

Operator

Jason Rogers, Great Lakes review.

Elliott Schlang - Great Lakes Review - Analyst

Good morning, Howard. It’s Elliot Schlang. Would you mind, and I’m not sure who the appropriate person would be, to spell out what the other ‘regulatory approvals” are that you have to go through or are those relatively minor and of minimum concern?

Howard Bernick - Alberto-Culver - President, CEO

Well, I don’t know. I would say they are not a major concern at all, Elliot. But with the amount of work that goes into filing for an IRS ruling and proxy statement for a shareholders’ meeting of this nature there’s a lot to do. We are not concerned about receiving any of the approvals. It’s the IRS ruling, it’s shareholder approval; I think a transaction of this size requires Hart-Scott-Rodino. We were getting and had a draft of the IRS positive ruling on the Regis deal and so it will take some time to put all of this together and that is why this transaction is not expected to close until perhaps December.

But in any event, we expect to get all the approvals and we think that our shareholders will be very pleased to continue to have a play in 100% of the consumer company, 52.5% of Sally BSG and also have $25 per share in cash off the table and at very attractive tax rates.

Elliott Schlang - Great Lakes Review - Analyst

Thank you.

Howard Bernick - Alberto-Culver - President, CEO

You’re welcome, Elliot. Thank you.

Operator

Marianne Konas, (indiscernible).

Marianne Konas — Analyst

Good morning, Howard. CDR has been talking with you you’ve said since 2000. What is it that keep drawing them back to you? What do they think they can do for that Sally side of the business?

Howard Bernick - Alberto-Culver - President, CEO

Well, at the time that we met Don Gogel in 2001 it was during the Internet eCommerce area. And as you may recall, a lot of companies poured tens of hundreds of millions of dollars into eCommerce and the beauty supply industry was also a target of trying to develop in that way. And Sally BSG has all of the components with regard to the list of customers, the procurement capability, the distribution capability and so on to be the back end that was so valuable at that time.

But Clayton, Dubilier — we had some preliminary conversations, they didn’t go very far. We weren’t at that time as aware of and nor were the conflicts of the two businesses as acute to lead us to consider doing a separation of the two. Clayton, Dubilier is one of the oldest and most highly respected private equity firms in the country. They like distribution, they like multi-location.

Gary may be able to weigh in, Gary Winterhalter. He’s spent more time with some of the Clayton, Dubilier people then I have during the due diligence process. And Gary, would you like to comment to Marianne what value you think Clayton, Dubilier can bring?

Gary Winterhalter - Sally Beauty Co., Inc. - President

Sure. First of all, I think they see opportunities at accelerating the Sally growth rate not only in the U.S. but internationally as well. I think they also see tremendous opportunities in continuing along the acquisition trail that we’ve done on the BSG side of the business as well as potentially outside the U.S. on the Sally side of the business. So I think that they see a lot of opportunity that we’ve also seen; however, in the past there’s always been the challenge of making investment decisions and acquisition decisions as part of Alberto-Culver and being somewhat concerned that you all would look at it at some point and say well, is this a distribution retail Company or is this a packaged goods company?

And I think with this separation there’s no doubt, it’s a pure play so to speak on both sides of the business. So I’m looking forward also to their input and their resources. They have a lot of very, very bright people that work with them. For those of you who may not know, we have recently brought in a President of Sally Beauty Supply who’s most recently from Borders Books and Jewel/OSCO before that. Mike Spinozzi is his name and he will be charged with increasing our rate of growth in the Sally stores in the U.S. and Canada.

Marianne Konas — Analyst

Does that incorporate the franchise model?

Gary Winterhalter - Sally Beauty Co., Inc. - President

It incorporates that, but the franchise model is on the BSG side of the business, not the Sally side.

Howard Bernick - Alberto-Culver - President, CEO

And one other key element, Marianne, that Carol and I discussed primarily Carol discussed with the Clayton, Dubilier people is the opportunity to market even more strongly Sally than we have in the past. And we had our hands tied in some ways because in prior years when Walgreenâ ™s wasn’t building stand-alone shopping centers, there were lease restrictions that we weren’t allowed to open a store anywhere that there was a Walgreenâ ™s store. And now there are other drug chains who have some of that in their leases and so on.

We were competing with our own customers — aggressively competing with them and we got to compete not as aggressively. Now as a free stand-alone with Clayton, Dubilier or Sally as a free stand-alone they can really go out and go after more traffic and try to convince more consumers of the benefit and the panache if you may of shopping where professionals shop and buying brand names that were initially formulated and developed for professionals that are very good for at home use as well.

Marianne Konas — Analyst

Thank you.

Operator

[Dave Sealy], Boston Company.

Dave Sealy - Boston Company - Analyst

Hello. What are the tax issues with the consumer business going forward? In other words, if you get an attractive offer for the consumer business, anything on the tax side to complicate any potential sale?

Howard Bernick - Alberto-Culver - President, CEO

Well, there is no potential sale, there’s been no conversations about a potential sale and we don’t expect that there could ever be a potential sale within a period of a couple of years. Although there’s no law saying that if there were no conversations that something might not come about. But let me make it perfectly clear — Alberto-Culver consumer products under the leadership of Carol and Jim and our management team, is a very viable cash flow positive debt free company with excellent brands, excellent people that has tremendous possible growth on its own.

There’s no intention whatsoever that the Company be sold. But of course it’s a public company and I think those of you who have known us for a long time have always known that we looked out to see what was in the best interest of our shareholders and this transaction I think goes to prove that as well.

Dave Sealy - Boston Company - Analyst

So the fact — there’s no intention, no discussions in the past means post the spin there’s no tax issue to get in the way of the sale?

Howard Bernick - Alberto-Culver - President, CEO

I’m not a tax expert, but we need to be very cautious. We’re not doing this to create any sale, we don’t want to create any sale. Of course, it won’t be up to me any longer, but I think a fair amount was written about this by experts post Regis announcement and I’m probably getting out of my depth and I’m sure I’m getting out of my depth and even commenting about it. But we see these as two freestanding excellent public company vehicles, each with sales growing, profits growing, cash flow positive with bright futures.

Dave Sealy - Boston Company - Analyst

Okay, great. Thanks.

Operator

[Greg Halter], Great Lakes Review.

Elliott Schlang - Great Lakes Review - Analyst

(multiple speakers) for the detail. When you went through the dynamics on the $50 combined value with obviously the $25 dividend, the 18 to 20 for Alberto presumed and the 5 to 7 for Sally, was that 5 to 7 for the entire Company or just the 52.5% that will continue to be owned by the Alberto shareholders?

Howard Bernick - Alberto-Culver - President, CEO

Basically we think that Sally will have a total enterprise value of $3 billion, about $1.8 billion in debt and $1.2 billion in equity value. And our shareholders will have over $600 million of the $1.2 billion, so that’s $5 to $6 a share for our shareholders. And then Clayton, Dubilier will be a subscribing to new shares and they will have close to 90 million shares worth five to seven dollars a share also.

Elliott Schlang - Great Lakes Review - Analyst

Okay, great. Thank you.

Howard Bernick - Alberto-Culver - President, CEO

So we’ll have $600 million or so in Sally, a $2.4 billion dividend and 1.8 to $2 billion or a touch over in consumer and that’s how we get to the $50 a share.

Elliott Schlang - Great Lakes Review - Analyst

Okay, thank you very much.

Operator

Bill Schmitz, Deutsche Bank.

Bill Schmitz - Beutsche Bank - Analyst

Sorry to keep jumping back on. The Clayton, Dubilier stake of 47.5, are they happy with that 47.5 or is there room for them to increase that to a majority stake?

Howard Bernick - Alberto-Culver - President, CEO

I believe Clayton, Dubilier would very much have liked to have bought 100% of Sally. But if we would have sold 100% of Sally we would have had a 500 to $700 million tax bill to pay at the corporate level before our shareholders got a dime. They are happy at the 47.5% although they would have preferred all of it, and for a period of a couple of years at least they are not allowed to go above that or take on over 50%.

So Don Gogel pointed this out to me as a negative, he would rather have had 100%. But there’s also a positive that I’ve discussed with Gary Winterhalter — this is a freestanding public company. So often in private equity deals there is a time clock running as to how you create an exit strategy and get something ready to take public or sell to another private equity company or what have you. With Sally being a public company New York Stock Exchange listed there isn’t that pressure to create an exit strategy and I think because of the way this was structured it would be more likely that Clayton, Dubilier over the years as the stock grows and so on with perhaps distribute to those shareholders or sell stock rather than buying more.

Bill Schmitz - Beutsche Bank - Analyst

And then was the Board unanimous this time in approving the deal?

Howard Bernick - Alberto-Culver - President, CEO

Yes.

Bill Schmitz - Beutsche Bank - Analyst

They were? And then I think after the Regis deal for estate planning purposes, you said that some family members might sell some stocks before close. Is that still the case or are they going to wait for the deal to close?

Howard Bernick - Alberto-Culver - President, CEO

We are going to wait for the deal to close.

Bill Schmitz - Beutsche Bank - Analyst

Thanks so much, Howard.

Howard Bernick - Alberto-Culver - President, CEO

You’re welcome, Bill.

Operator

Mr. Bernick, there are no more questions in the queue. Please continue with any closing remarks.

Howard Bernick - Alberto-Culver - President, CEO

Well, I think that probably covers it very well. I want to thank you all for participating. Wes Davidson and Doug Craney are in Melrose Park, able to answer any of your questions as am I. And Jim Marino, who most of you have met or a lot of you have met. I’m hoping that you’ll be having a chance to meet Gary Winterhalter in the near future. And again, we thank you very much for your participation and your interest in the Alberto-Culver company.

Operator

Thank you, Mr. Bernick. I’d like to mention that a replay of this call will be available until Monday, July 17th beginning today at 2:30 PM Eastern Time. The call-in number is 888-203-1112 or 719-457-0820 and please enter a pin code of 406-6723. This concludes today’s conference call. Thank you and have a good rest of the day.

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Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: risks inherent in acquisitions, divestitures and strategic alliances; the pattern of brand sales; loss of distributorship rights; competition within the relevant product markets; loss of one or more key employees; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the Company’s 2005 Annual Report on Form 10-K filed with the SEC and available at the SEC’s internet site (http://www.sec.gov).

Additional Information and Where to Find It

In connection with this proposed transaction, a registration statement of New Sally Holdings, Inc., which will contain a proxy statement/prospectus, will be filed with the Securities and Exchange Commission (“SEC”). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus and all relevant documents filed by Alberto-Culver Company with the SEC free of charge at the SEC’s website www.sec.gov or, with respect to documents filed by Alberto-Culver Company, from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450- 3145.

Participants in the Solicitation

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.